Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

March 8, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:            Imperial Petroleum Inc.

On behalf of our client, Imperial Petroleum Inc. (the “Company”), we have submitted a draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to the proposed offering of the Company’s units, consisting of shares of its common stock and warrants to purchase shares of its common stock. The Draft Registration Statement was submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following November 23, 2021, the effective date of the Registration Statement for the Company’s initial public offering of securities under the Securities Act of 1933, as amended, in connection with its spin-off from StealthGas Inc. The Company undertakes to publicly file its Registration Statement for this proposed offering no later than 48 hours prior to any requested effective date and time.

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Please contact the undersigned, Finn Murphy of Morgan, Lewis & Bockius LLP, at 212.309.6704 if you have any questions with respect to the foregoing.

Very truly yours,

MORGAN, LEWIS & BOCKIUS LLP

By:	/s/ Finn Murphy
Finn Murphy

cc:    Harry N. Vafias (Imperial Petroleum Inc.)